UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 14F-1


                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(F) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER


                         FLICKERING STAR FINANCIAL, INC.
             ______________________________________________________
             (Exact Name of Registrant as Specified in its Charter)


            Nevada                       000-28867               88-0407936
________________________________________________________________________________
(State or other jurisdiction of    Commission File Number    (I.R.S. Employer
 incorporation or organization)                              Identification No.)


                            6767 W. Tropicana Avenue
                                    Suite 207
                          Las Vegas, Nevada 89103-4754
                    ________________________________________
                    (Address of principal executive offices)


                                 (702) 248-1027
                           ___________________________
                           (Issuer's Telephone Number)


                        Date of Mailing: October 31, 2006


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                         FLICKERING STAR FINANCIAL, INC.
                            6767 W. Tropicana Avenue
                                    Suite 207
                          Las Vegas, Nevada 89103-4754


                 INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
     OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND SEC RULE 14F-1
                             PROMULGATED THEREUNDER


          NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

                                October 31, 2006


                                  INTRODUCTION

This Information Statement is being furnished to shareholders of record as of October 30, 2006 of the outstanding shares of common stock of Flickering Star Financial, Inc. ("we", "us", "our", "Flickering Star" or the "Company"), pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 promulgated thereunder, in connection with the issuance of shares of our common stock pursuant to a Share Exchange Agreement dated as of October 30, 2006 by and among Flickering Star, certain shareholders of Flickering Star, Pearl Consulting FZ-LLC, a free zone limited liability company organized under the laws of Dubai, UAE ("Pearl Dubai") and Salman Mahmood ("Mahmood") (the "Exchange Agreement"), pursuant to which Flickering Star would acquire all of the issued and outstanding shares of stock of Pearl Dubai in exchange for the issuance in the aggregate of 6,500,000 shares of common stock of Flickering Star, which shares will represent 65% of the issued and outstanding capital stock of Flickering Star after the consummation of the Exchange Agreement and the transactions contemplated thereby (the "Share Exchange").

At the consummation of the Share Exchange, our board of directors, which currently consists of Ginger B. Quealy, Gerald W. Quealy and Gerald Edward Russo, will appoint Salman Mahmood and Christopher Baker to our board of directors, with Mr. Mahmood serving as Chairman. Our directors and officers prior to the Share Exchange will resign as our officers and directors upon the closing of the Share Exchange. In addition, concurrent with the closing of the Share Exchange, our board of directors will appoint Mr. Mahmood as Chief Executive Officer. Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Exchange Agreement, there will be a change-of-control of our Company on the date the Share Exchange is completed.

No action is required by the shareholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our shareholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our shareholders). Accordingly, the closing of the transactions contemplated under the Exchange Agreement and the resulting change in a majority of our directors will not occur until at least 10 days following the mailing of this Information Statement. This Information Statement will be mailed to our shareholders of record on October 31, 2006.

Please read this Information Statement carefully. It describes the terms of the Exchange Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Share Exchange. All of our filings and exhibits thereto may be inspected without charge at the public reference section of the Securities and Exchange Commission (the "SEC") at 100 F Street N.E., Washington, DC 20549 or obtained on the SEC's website at www.sec.gov.

THIS INFORMATION STATEMENT IS NOT AN OFFER OF SECURITIES FOR SALE. ANY SECURITIES ISSUED IN THE SHARE EXCHANGE AND SOLD IN THE SHARE EXCHANGE WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933 AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933 OR PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION.

NO VOTE OR OTHER ACTION BY OUR SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND US A PROXY.


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                           PROPOSED CHANGE OF CONTROL

On October 30, 2006, we and certain of our shareholders entered into the Exchange Agreement with Pearl Dubai and Mahmood pursuant to which we will acquire all of the issued and outstanding shares of stock of Pearl Dubai in exchange for the issuance in the aggregate of 6,500,000 shares of our common stock. Following the closing, Pearl Dubai will become a wholly-owned subsidiary of Flickering Star and, upon the issuance of the shares pursuant to the Exchange Agreement, Mahmood will become the owner of 65% of our issued and outstanding stock. We currently have a total of 8,400,000 issued and outstanding shares of common stock, before giving effect to a .2 for 1 stock dividend which we declared on October 24, 2006 to be made on November 6, 2006. Immediately prior to the consummation of the Share Exchange, certain of our shareholders have agreed to surrender for cancellation 6,960,000 shares of our common stock post-dividend.

The shares of our common stock to be issued under the Exchange Agreement will not be registered under the Securities Act of 1933 (the "Securities Act"), and will bear restrictive legends that reflect this status. The securities will be issued in a private placement in reliance on the exemption from registration provided by Section 4(2) of the Securities Act, and/or Regulation S promulgated under the Securities Act.

As discussed above, at the consummation of the Share Exchange, our board of directors, which currently consists of Ginger B. Quealy, Gerald W. Quealy and Gerald Edward Russo, will appoint Salman Mahmood and Christopher Baker to our board of directors, with Mr. Mahmood serving as Chairman. Our directors and officers prior to the Share Exchange will resign as our officers and directors upon the closing of the Share Exchange. In addition, concurrent with the closing of the Share Exchange, our board of directors will appoint Mr. Mahmood as Chief Executive Officer. Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Exchange Agreement, there will be a change-of-control of the Company on the date the Share Exchange is completed.

Consummation of the transactions contemplated by the Exchange Agreement is subject to closing conditions, including, among other things, the filing with the SEC of an Information Statement on Schedule 14f-1 and the mailing of such Information Statement to our shareholders. There can be no assurance that the Share Exchange transaction will be completed.

                                VOTING SECURITIES

Our authorized common stock consists of 25,000,000 shares with par value of $0.004. Our common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our shareholders. Each share of common stock entitles the holder thereof to one vote. As of October 30, 2006, there were 8,400,000 shares of our common stock outstanding.


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the shares of our common stock by (a) each person who we know to be the beneficial owner of 5% or more of our outstanding common stock; (b) each of our named executive officers; (c) each of our directors; and (d) all of our executive officers and directors as a group. The calculations of the percent of shares beneficially owned are based on 8,400,000 shares of common stock outstanding as of October 30, 2006. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act. Under those rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date hereof, through the exercise or conversion of any stock option, convertible security, warrant or other right. Including those shares in the tables does not, however, constitute an admission that the named shareholder is a direct or indirect beneficial owner of those shares.


   Name and Address of            Amount and Nature of       Percent of
     Beneficial Owner             Beneficial Ownership         Class
   ___________________            ____________________       __________

     Ginger B. Quealy
     4494 Corte Zorita
Temecula, California 92592             2,000,000               24.0%

     Gerald W. Quealy
     4494 Corte Zorita
Temecula, California 92592             2,400,000               29.0%


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     Gerald Edward Russo
     P.O. Box 747
Mira Loma, California 91752            1,400,000               17.0%

All Officers and Directors
as a group (three persons)             5,800,000               70.0%

Each of Ms. Quealy and Messrs. Quealy and Russo have agreed to surrender all of their shares for cancellation upon the consummation of the Share Exchange.

CHANGE IN CONTROL

On October 30, 2006, we and certain of our shareholders entered into the Exchange Agreement with Pearl Dubai and Mahmood pursuant to which Flickering Star will acquire all of the issued and outstanding shares of stock of Pearl Dubai in exchange for the issuance in the aggregate of 6,500,000 shares of Flickering Star's common stock. Following the closing of the Share Exchange, Pearl Dubai will become a wholly-owned subsidiary of Flickering Star and, upon the issuance of the shares pursuant to the Exchange Agreement, Mahmood will become the owner of 65% of Flickering Star's issued and outstanding stock. We currently have a total of 8,400,000 issued and outstanding shares of common stock.

Effective upon the completion of the Share Exchange following the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our shareholders, our board of directors, which currently consists of Ginger B. Quealy, Gerald W. Quealy and Gerald Edward Russo, will appoint Salman Mahmood and Christopher Baker to our board of directors, with Mr. Mahmood serving as Chairman. Our directors and officers prior to the Share Exchange will resign as our officers and directors upon the closing of the Share Exchange. In addition, concurrent with the closing of the Share Exchange, our board of directors will appoint Mr. Mahmood as Chief Executive Officer. Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Exchange Agreement, there will be a change-of-control of the Company on the date the Share Exchange is completed.

                        DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current executive officers and directors and our proposed executive officers and directors after completing the Share Exchange.

CURRENT EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth certain information regarding our current directors and executive officers:

                                                                        Year
       Name             Age                 Position                  Appointed
___________________     ___     _________________________________     _________

Ginger B. Quealy        57      President and Director                  1998
Gerald W. Quealy        59      Secretary, Treasurer and Director       1998
Gerald Edward Russo     61      Director                                1998


GINGER B. QUEALY is the President and a Director of the Company. From 1997 to the present, Ms. Quealy has been the Controller at Dye Golf Services with full charge bookkeeping functions through CPA approval. From 1996 through 1997, Ms. Quealy was a CPA Assistant/Bookkeeper with the Accountancy Firm of Brenda Calkins, with bookkeeping functions including financial statements for CPA approval. From 1995 through 1997, Ms. Quealy was the CPA Assistant/Bookkeeper with the Accountancy Firm of David Madison with bookkeeping functions, including financial statements for CPA approval. From 1993 through 1995, Ms. Quealy was a full charge bookkeeper with 101 Vertical Fabrication with full charge bookkeeping functions through CPA approval.


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


GERALD W. QUEALY is the Secretary, Treasurer and a Director of the Company. From 1997 to the present, Mr. Quealy has been the OEM/Major Accounts Manager at Eastman Kodak Company involved in CD-recordable media sales. From 1995 through 1997, Mr. Quealy was the Executive Vice President of Sales & Marketing at Young Minds, Inc. involved in CD-recordable hardware and software sales. In 1995, Mr. Quealy was the Regional Sales Manager at Equifax Credit Reporting Services involved in credit reporting sales. From 1992 through 1995, Mr. Quealy was the National Sales Manager at Data Rentals and Sales involved in credit reporting equipment rentals and sales.

GERALD EDWARD RUSSO is a Director of the Company. From 1978 to the present, Mr. Russo has been the President/Owner of Rat's Hot Rods where he has built and maintains client and staff, continually designs Hot Rods in which he builds and maintains client and staff and continually designs award winning custom rods for show and private hobbyists.

Our officers and directors may be deemed parents and promoters as those terms are defined by the Securities Act. All directors hold office until the next annual shareholders' meeting or until their death, resignation, retirement, removal, disqualification, or until their successors have been elected and qualified. Our officers serve at the will of the board of directors.

There are no agreements or understandings for any of our officers or directors to resign at the request of another person (other than with respect to the Share Exchange) and none of the officers or directors is acting on behalf of or will act at the direction of any other person.

BOARD OF DIRECTORS AND COMMITTEES

We do not have standing audit, nominating or compensation committees of the board of directors or committees performing similar functions because we have no meaningful operations and no employees. These functions are currently performed by the board of directors as a whole. We do not have an audit committee charter or nominating committee charter.

Our board of directors does not currently have an express policy with regard to the consideration of any director candidates recommended by shareholders since the board of directors believes that it can adequately evaluate any such nominees on a case-by-case basis. Our board of directors does not currently have any formal minimum criteria for nominees. We have not received any recommendations for a director nominees from any shareholders.

BOARD MEETINGS AND SHAREHOLDER COMMUNICATIONS

During the year ended December 31, 2005, the board of directors held 8 meetings.

Our board of directors does not currently have a process for security holders to send communications to the board of directors. Holders of our securities can send communications to the board of directors by writing to: 6767 Tropicana Avenue, Suite 207, Las Vegas, Nevada 89103, Attention: Secretary.

We have not yet established a policy with respect to board member's attendance at annual meetings.

DIRECTORS AND EXECUTIVE OFFICERS FOLLOWING SHARE EXCHANGE

Upon closing of the Share Exchange, the following individuals are expected to be named to our board of directors and will serve as our executive officers.

        Name             Age                        Position
        ____             ___                        ________

Salmon Mahmood           35     Director Designee; President, Managing Director
                                of Pearl Dubai and Pearl Consulting
                                (Private) Limited ("Pearl Pakistan")
Christopher Baker        59     Director Designee; Regional Director, Pearl
                                Dubai
Faisal Khalid Bashir     29     Director, Business Support of Pearl Dubai
Yasser Ahmad             29     Acting Chief Financial Officer
Faisal Mir               49     Project Director, Pearl Pakistan


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



SALMAN MAHMOOD has been designated to become a director upon the closing of the Share Exchange. Mr. Mahmood has been Managing Director of Pearl Dubai since November 2004 and Pearl Consulting (Private) Limited, a private limited company organized under the laws of Pakistan, a wholly owned subsidiary of Pearl Dubai ("Pearl Pakistan") since March 2003. From August 2002 to the present, Mr. Mahmood has served as Director of Pearl Consulting plc, a United Kingdom based consulting firm. From August 2003 until January 2004, Mr. Mahmood served as Chief Executive of Maisha plc, a UK-based software company listed on the Alternative Investment Market of the London Stock Exchange. From June 2001 to August 2002, Mr. Mahmood served as Chief Executive of Pearl Micro Solutions ltd., a UK-based software company.

CHRISTOPHER BAKER has been designated to become a director upon the closing of the Share Exchange. Since August 2006, Mr. Baker has served as Regional Director of Pearl Dubai. From March 2006 to May 2006, Mr. Baker served as Services Manager at Nokia Networks in Jakarta, Indonesia. From April 2005 to March 2006, Mr. Baker served as Vice President, Business Development at Hayat Communications International, a Dubai, UAE based company which offers services to existing and new license telecommunication markets. From 2003 to April 2005, Mr. Baker served as Telecommunications Director of Alan Dick Middle East, a Dubai, UAE based company, where he was responsible for the development and implementation of the regional telecommunication business strategy for the Middle East. From May 2003 to June 2003, Mr. Baker served as General Manager of EXi Middle East, a Dubai based UAE company taken over by Alan Dick Middle East. From August 2002 to May 2003, Mr. Baker served as Operations Consultant to EXi Parsons LLC, a Dallas, U.S. based company. From 2001 to 2002, Mr. Baker served as General Manager, Western Europe for EXi GmbH, a Dusseldorf based German company. From 1999 to 2001, Mr. Baker served as General Manager, Central and Eastern Europe of EXi d.o.o., a Croatian based company. From 1968 to 2001, Mr. Baker served in various capacities with STC (now Nortel Networks) and Nortel Networks in the United Kingdom, South Africa and the Philippines.

FAISAL KHALID BASHIR has served as Director, Business Support of Pearl Pakistan since January 2006. From April 2004 to January 2006, he served as Manager of Business Support of Pearl Pakistan. From February 2004 until March 2004, Mr. Khalid served as a Key Account Executive of Pearl Pakistan. From April 2002 until February 2004, Mr. Khalid served as a business development executive for Logitech, a satellite communications firm. From July 2000 to October 2001, Mr. Khalid served as a sales executive for ABM Data Systems, a distributor of computers and peripherals.

YASSER AHMAD has been designated to become acting Chief Financial Officer upon the closing of the Share Exchange. Since August 2006, Mr. Ahmad has served as Manager Finance of Pearl Pakistan. From September 2005 to August 2006 Mr. Ahmad served as the Finance & Commercial Officer at Pearl Pakistan. From March 2004 to June 2005 Mr. Ahmad worked as Team Lead for a Mortgage Project for Touchstone, an Islamabad based US company. From September 2002 to December 2002 Mr. Ahmad served as Citiphone Banker for US based Citibank at their Islamabad Office.

FAISAL MIR has served as a project manager of Pearl Pakistan since September 2006. From September 2005 to September 2006 he served as project manager for Palmet Metal Industries, a Istanbul based Turkish telecommunications company. From April 2005 to September 2005, Mr. Mir served as rollout manager for Palmet Metal Industries. From April 2002 to April 2005, he served as a telecommunications engineer - GSM for Saudi Arabian Dames and Moore (USR), a Riyadh based Saudi company. From April 1995 to May 2002, Mr. Mir was a senior engineer BSS-GSM for Lucent Technologies International Inc., KSA.

FAMILY RELATIONSHIPS

No family relationships exist among our directors and executive officers.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act requires our officers, directors and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors and 10% shareholders are required by regulation to furnish us with copies of all
Section 16(a) forms they file. To the best of our knowledge (based upon a review of the Forms 3, 4 and 5 filed), no officer, director or 10% beneficial shareholder failed to file on a timely basis any reports required by Section 16(a) of the Exchange Act during the year ended December 31, 2005.


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                             EXECUTIVE COMPENSATION

None of the our officers and directors have received any compensation for their respective services rendered to us. Further, none of the directors are accruing any compensation pursuant to any agreement with us. We did not pay any compensation to any director in fiscal years 2004 or 2005.

We have not adopted any retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of our directors, officers and/or employees.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

Ginger B. Quealy has agreed to provide the necessary funds, without interest, for us to comply with the Exchange Act provided that she is an officer and director of the Company when the obligation is incurred. All advances are interest-free.


By Order of the Board of Directors,


/s/ GINGER B. QUEALY
__________________________
    Ginger B. Quealy
    President and Director

Dated: October 31, 2006


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